Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	August 11, 2022

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended June 30, 2022 (“Q2 2022” or the “Quarter”). It should be read in conjunction with the Interim Financial Statements of Caledonia for the Quarter (the “Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to thousands of US Dollars, unless otherwise stated.

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TABLE OF CONTENTS

1.	OVERVIEW
2.	HIGHLIGHTS
3.	SUMMARY FINANCIAL RESULTS
4.	OPERATIONS

4.1	Safety, Health and Environment

4.2	Social Investment and Contribution to the Zimbabwean Economy

4.3	Gold Production

4.4	Underground

4.5	Metallurgical Plant

4.6	Production Costs

4.7	Capital Projects

4.8	Indigenisation

4.9	Zimbabwe Commercial Environment

4.10	Opportunities and Outlook

4.11	COVID-19

4.12	Solar project

5.	EXPLORATION
6.	INVESTING
7.	FINANCING
8.	LIQUIDITY AND CAPITAL RESOURCES
9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES
10.	NON-IFRS MEASURES
11.	RELATED PARTY TRANSACTIONS
12.	CRITICAL ACCOUNTING ESTIMATES
13.	FINANCIAL INSTRUMENTS
14.	DIVIDEND POLICY
15.	MANAGEMENT AND BOARD
16.	SECURITIES OUTSTANDING
17.	RISK ANALYSIS
18.	FORWARD LOOKING STATEMENTS
19.	CONTROLS
20.	QUALIFIED PERSON

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1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Zimbabwe. Caledonia’s primary asset is a 64% ownership in Blanket Mine (“Blanket”), a gold mine in Zimbabwe. Caledonia consolidates Blanket into the Interim Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American LLC ("NYSE American"), depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc and depositary receipts in Caledonia’s shares are listed on the Victoria Falls Stock Exchange (“VFEX”) (all under the symbols “CMCL”).

2.	HIGHLIGHTS

	Q2 2021	Q2 2022	H1 2021	H1 2022	Comment
Gold produced (oz)	16,710	20,091	29,907	38,605	Record quarterly gold production for any quarter. The gold production in the Quarter was 20% higher than the comparable quarter due to increased tonnes milled, grade and recoveries.
On-mine cost per ounce ($/oz)[1]	715	692	772	695	On-mine cost per ounce in the Quarter decreased by 3% from the comparable quarter due to higher production, which spread fixed costs over more production ounces, and a lower electricity cost due to reduced use of the diesel generators.
All-in sustaining cost (“AISC”)	901	925	968	946	The AISC per ounce in the Quarter increased by 3% compared to the comparable quarter, which reflects the lower on-mine cost per ounce offset by higher administrative costs.
Average realised gold price ($/oz)[1]	1,792	1,840	1,767	1,844	The average realised gold price reflects international spot prices.
Gross profit[2]	13,913	17,997	24,294	34,889	Gross profit for the Quarter increased due to higher production and lower on-mine cost per ounce.
Net profit attributable to shareholders	2,694	11,378	7,244	17,318	Net profit increased due to the higher gross profit and foreign exchange gains and lower other expenses, offset by increased administrative expenses.
Basic IFRS earnings per share (“EPS”) (cents)	21.1	87.7	58.4	132.3	IFRS EPS reflects the movement in IFRS profit attributable to shareholders.
Adjusted EPS[1]	62.6	56.2	114.2	118.8	Adjusted EPS excludes foreign exchange gains and losses, deferred tax and impairments.
Net cash from operating activities	12,729	16,715	14,692	26,870	Net cash from operating activities increased due to higher operating profit and a reduction in working capital.
Net cash and cash equivalents	16,669	10,862	16,669	10,862	Net cash remains robust.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

3

Bilboes Gold acquisition and tribute transaction

On July 21, 2022 Caledonia announced that it signed an agreement to purchase Bilboes Gold, the parent company of Bilboes Holdings. The total consideration will be settled in 5,123,044 of Caledonia shares representing approximately 28.5% of Caledonia's fully diluted equity, and a 1% NSR on the Project's revenues. Completion of the transaction is subject to several conditions, including:

•	that Bilboes Holdings receives confirmation from the Zimbabwe authorities that it will, for the life of the mine, be able to export gold directly and to retain 100% of the sale proceeds in US Dollars with no requirement to convert US Dollar gold revenues into domestic currency; and

•	an arrangement with or confirmation from the Zimbabwe authorities and/or an independent power producer regarding the future availability of a sufficiently reliable and affordable electricity supply to the Project.

Bilboes is a large, high grade gold deposit located approximately 75 km north of Bulawayo, Zimbabwe. Historically, it has been subject to a limited amount of open pit mining.

The Project has NI43-101 compliant proven and probable mineral reserves of 1.96 million ounces of gold at a grade of 2.29 g/t and measured and indicated mineral resources of 2.56 million ounces of gold at a grade of 2.26 g/t and inferred mineral resources of 577,000 ounces of gold at a grade of 1.89 g/t[3].

Caledonia has entered into a tribute arrangement with Bilboes Holdings so that oxide operations can be re-started with the expectation that Bilboes Holdings will return to profitable operations within 6 months. This also has the benefit of an element of pre-stripping for the main development of the Project.

Record Quarterly Production at Blanket Mine

Production for the Quarter was 20,091 ounces, a 20% increase from the second quarter of 2021 (the “comparable quarter” or “Q2 2021”). Production for the Quarter exceeded our expectations and represents a new quarterly production record. Production for the Quarter excludes a surface stockpile of approximately 12,700 tonnes of crushed ore containing approximately 1,300 ounces of recoverable gold.

Excellent production, a higher gold price and good cost control contributed to a 321% increase in IFRS earnings per share and a 31% increase in net cash from operating activities.

Blanket remains on-track to achieve its production guidance of between 73,000 and 80,000 ounces of gold in 2022.

Changes to the board and management

The following changes to management and the board were announced during the reporting period:

•	On May 5, 2022, Mr Gordon Wylie was appointed to the board as a non-executive director;

•	On July 1, 2022, Mr Mark Learmonth, previously Chief Financial Officer, was appointed as Chief Executive Officer to replace Mr Steve Curtis, who retired. Mr Curtis remains a non-executive director of the Company and a consultant to the Group; and

•	On July 1, 2022, Mr Chester Goodburn, previous Group Financial Manager, was appointed as Chief Financial Officer.

Strategy and Outlook: increased focus on growth opportunities

Caledonia’s immediate strategic focus is on Blanket: to increase production to the target of 80,000 ounces of gold per annum, reduce operating costs and increase the flexibility to undertake further development and exploration, thereby safeguarding and enhancing Blanket’s long-term future. Management believes there is excellent exploration potential at Blanket at depth, in the older shallower areas of the mine and in brownfield sites immediately adjacent to the existing Blanket footprint.

3 Refer to the technical report entitled "BILBOES GOLD PROJECT FEASIBILITY STUDY" with effective date 15 December 2021 prepared by DRA Projects (Pty) Ltd filed by the Company on SEDAR (www.sedar.com) on 21 July 2022.

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Caledonia also intends to complete the acquisition of Bilboes and, thereafter, to prepare a feasibility study to identify the most judicious way to commercialise the Project with regard to the availability of funding on acceptable terms.

Caledonia intends to re-start the oxides operation at Bilboes in terms of a tribute arrangement with a view to creating a cash-generative operation within approximately 6 months.

Caledonia continues to evaluate the existing geological information at the Maligreen mining claims in the Zimbabwe midlands which is estimated to host a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88g/t[4].

Caledonia will consider other investment opportunities in the Zimbabwe gold sector within the constraints of its financing and management capacity.

4 Refer to technical report entitled "Caledonia Mining Corporation Plc NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe" by Minxcon (Pty) Ltd dated November 2, 2021 and filed on SEDAR on November 5, 2021.

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3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit or loss for the Quarter and Q2 2021 prepared under IFRS.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)

	3 months ended		6 months ended
($’000’s)	June 30		June 30
	2021	2022	2021	2022
Revenue	29,977	36,992	55,697	72,064
Royalty	(1,503)	(1,854)	(2,792)	(3,612)
Production costs	(12,362)	(14,502)	(25,219)	(28,861)
Depreciation	(2,199)	(2,639)	(3,392)	(4,702)
Gross profit	13,913	17,997	24,294	34,889
Other income	7	1	30	3
Other expenses	(3,883)	(490)	(4,141)	(1,283)
Administrative expenses	(1,745)	(2,908)	(3,355)	(5,279)
Net foreign exchange (loss)/gain	(345)	4,172	(72)	5,081
Cash-settled share-based expense	(31)	57	(183)	(310)
Equity-settled share-based expense	-	-	-	(82)
Derivative financial instrument gain/(expense)	7	41	(107)	(1,697)
Operating profit	7,923	18,870	16,466	31,322
Net finance costs	(223)	(175)	(341)	(291)
Profit before tax	7,700	18,695	16,125	31,031
Tax expense	(3,893)	(5,314)	(6,895)	(10,033)
Profit for the period	3,807	13,381	9,230	20,998

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	383	(852)	181	(159)
Total comprehensive income for the period	4,190	12,529	9,411	20,839

Profit attributable to:
Owners of the Company	2,694	11,378	7,244	17,318
Non-controlling interests	1,113	2,003	1,986	3,680
Profit for the period	3,807	13,381	9,230	20,998

Total comprehensive income attributable to:
Owners of the Company	3,077	10,526	7,425	17,159
Non-controlling interests	1,113	2,003	1,986	3,680
Total comprehensive income for the period	4,190	12,529	9,411	20,839

Earnings per share (cents)
Basic	21.1	87.7	58.4	132.3
Diluted	21.1	87.7	58.4	132.3
Adjusted earnings per share (cents)
Basic	62.6	56.2	114.2	118.8
Dividends declared per share (cents)	12.0	14.0	23.0	28.0

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Revenue in the Quarter was 23% higher than the comparable quarter due to a 20% increase in the quantity of gold sold supported by a 3% increase in the average realised gold price.

The royalty rate payable to the Zimbabwe Government was unchanged at 5% in the Quarter.

Production costs increased by 17.3% in the Quarter compared to the comparable quarter. Production costs in the Quarter were largely as budgeted other than the cost of electricity which was lower than expected due to the reduced use of diesel generators following the installation of a further autotap transformer in late 2021. The on-mine cost per ounce in the Quarter decreased by 2.9% compared to the comparable quarter. Costs are discussed in section 4.6 of this MD&A.

The depreciation charge in the Quarter increased substantially because of increased production (fixed assets are depreciated over production ounces) on the Central Shaft assets following its commissioning at the end of March 2021.

Other expenses are detailed in note 7 to the Interim Financial Statements and include an impairment of $467 on the accumulated expenditure on the Connemara North exploration project as discussed in Section 5.

Administrative expenses are detailed in note 8 to the Interim Financial Statements and include the costs of Caledonia’s offices and personnel in Johannesburg, the UK and Jersey which provide the following functions: technical services, finance, procurement, investor relations, corporate development, legal and company secretarial. Administrative expenses in the Quarter were 66.6% higher than the comparable quarter. The increase was due mainly to higher legal and professional fees (primarily relating to professional fees related to the Bilboes transaction and executive search initiatives), increased travel and investor relations costs as activity levels returned to normal following the lifting of international travel restrictions and an increase in the charge for directors’ and officers’ liability insurance.

Net foreign exchange movements relate to gains and losses arising on monetary assets and liabilities that are held in currencies other than the US Dollar. Large foreign exchange movements arose due to the significant devaluation of the Zimbabwe currency against the US Dollar which is discussed in section 4.9 of this MD&A. The net foreign exchange movement in the Quarter was higher than in the comparable quarter reflecting the accelerated depreciation of the Zimbabwe currency in the Quarter.

The cash-settled share-based payment credit reflects the partial reversal of a provision for a payment which is expected to arise from the long-term incentive plan (“LTIP”) awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “OEICP” or the “Plan”) to certain executives, heads of department and staff in the form of Restricted Share Units (“RSUs”) and Performance Units (“PUs”) and which may be settled in cash or, subject to conditions, shares or a combination of both at the request of the award holder. The LTIP credit or expense reflects a combination of factors, including the change in the Company’s share price, which fell in the Quarter. Further information on the calculation of the charge is set out in note 9 to the Interim Financial Statements.

The tax expense comprises the following:

Analysis of Consolidated Tax expense/(credit) for the Quarter
($’000’s)
	Zimbabwe	South Africa	UK	Total
Income tax	4,918	(75)	-	4,843
Withholding tax
Management Fee	-	46	-	46
Deemed Dividend	25	-	-	25
Deferred tax	448	(48)	-	400
	5,391	(77)	-	5,314

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The overall effective taxation rate in the Quarter was 29% (Q2 2021: 51%); most of the tax charge comprised income tax and deferred tax in Zimbabwe.

The enacted income tax rate in Zimbabwe is 24.72% of taxable income (2021: 24.72%). Zimbabwean taxable income is calculated in RTGS$ and payments are made in the same proportions of RTGS$ and USD as revenue is received. Deferred tax reflects the difference between the accounting and tax treatments of capital investment: 100% of capital expenditure is deductible in the year in which it is incurred for tax purposes; whereas for accounting purposes depreciation commences when the project enters production. Large devaluations in the RTGS$ against the USD reduces the deferred tax liability, as taxable temporary differences resulting from property, plant and equipment is the largest component of the deferred tax liability.

South African income tax arises on intercompany profits arising at Caledonia Mining South Africa Proprietary Limited (“CMSA”).

Zimbabwe withholding tax arose on the management fees paid to CMSA and on dividends paid from Zimbabwe to the UK.

Following the acquisition by the Company of a further 15% interest in Blanket in January 2020, the effective non controlling interest share in profit or loss reduced from 16.2% to 13.2% of Blanket’s net profit. The non-controlling interest as a percentage of consolidated profit is higher due to costs and taxes incurred by the Group outside Blanket.

IFRS basic EPS for the Quarter increased by 316% from 21.1 cents in the comparable quarter to 87.7 cents. Adjusted EPS for the Quarter, which excludes inter alia the effect of foreign exchange gains and deferred tax, reduced by 10% from 62.6 cents in the comparable quarter to 56.2 cents. Higher gross profit during the Quarter was offset by higher administrative expenses and higher income taxes. Higher realised foreign exchange gains in the taxable income calculation increased the income tax expense due to the devaluation of the RTGS$ to the USD. A dividend of 14 cents per share was declared and paid in the Quarter. Caledonia’s dividends are discussed further in section 14.

Risks that may affect Caledonia’s future financial condition are discussed in sections 4.9 and 17.

The table below sets out the consolidated statements of cash flows for the Quarter and the comparable quarter prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited)
($’000’s)
	3 months ended		6 months ended
	June 30		June 30
	2021	2022	2021	2022
Cash flows from operating activities
Cash generated from operations	14,987	18,341	17,537	30,185
Interest paid	(124)	(59)	(247)	(89)
Tax paid	(2,134)	(1,567)	(2,598)	(3,226)
Net cash from operating activities	12,729	16,715	14,692	26,870

Cash flows used in investing activities
Acquisition of property, plant and equipment	(7,425)	(13,011)	(13,769)	(22,745)
Acquisition of exploration and evaluation assets	(784)	(412)	(974)	(636)
Realisation of Gold ETF	1,083	-	1,083	-
Proceeds from disposal of subsidiary	-	-	340	-
Net cash used in investing activities	(7,126)	(13,423)	(13,320)	(23,381)

Cash flows from financing activities
Dividends paid	(1,814)	(2,700)	(3,506)	(4,488)
Repayment of gold loan	-	(3,698)	-	(3,698)
Acquisition of call option	-	(176)	-	(176)
Term loan repayments	(102)	-	(206)	-
Payment of lease liabilities	(33)	(39)	(65)	(79)
Net cash used in financing activities	(1,949)	(6,613)	(3,777)	(8,441)

Net increase/(decrease) in cash and cash equivalents	3,654	(3,321)	(2,404)	(4,952)
Effect of exchange rate fluctuations on cash and cash equivalents	(12)	(247)	(18)	(451)
Net cash and cash equivalents at beginning of the period	13,027	14,430	19,092	16,265
Net cash and cash equivalents at end of the period	16,669	10,862	16,669	10,862

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Cash generated from operating activities is detailed in note 21 to the Interim Financial Statements which shows that cash generated by operations before working capital changes in the Quarter was $13.5 million, 1.5% lower than the $13.7 million in the comparable quarter.

The positive cash working capital movement of $1.6 million in the Quarter was due to the decreased prepayments for capital items and decreased inventory levels. Movements in working capital items are discussed below in the review of the Summarised Consolidated Statements of Financial Position.

Tax paid in the Quarter reflects the increased pre-tax profits at Blanket and is after the offset of part of the overdue VAT recoverable.

Investment in property, plant and equipment remains high due to the continued investment in new development associated with the Central Shaft project, which is discussed further in section 4.7 of this MD&A in sustaining capital investment and includes $3.5 million of investment in the solar project as discussed in section 4.13.

The acquisition of exploration and evaluation assets relates to the ongoing work at the Maligreen claims and geological evaluations as discussed further in section 5.

Dividends comprise $1.8m paid to shareholders of the Company and $0.9m to Blanket’s minority shareholders as discussed in section 14.

The effect of exchange rate fluctuations on cash held predominantly reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected financial assets and liabilities.

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The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2021 prepared under IFRS.

Summarised Consolidated Statements of Financial Position
($’000’s)	As at	Dec 31	Jun 30
		2021	2022
Total non-current assets		157,944	179,354
Inventories		20,812	20,535
Prepayments		6,930	3,518
Trade and other receivables		7,938	7,748
Income tax receivable		101	182
Cash and cash equivalents		17,152	10,862
Total assets		210,877	222,199
Total non-current liabilities		12,633	7,256
Lease liabilities – short term portion		134	127
Trade and other payables		9,957	12,761
Derivative financial liabilities		3,095	122
Income tax payable		1,562	3,327
Overdraft		887	-
Cash-settled share-based payments - short term portion		2,053	813
Total liabilities		30,321	24,405
Total equity		180,556	197,793
Total equity and liabilities		210,877	222,199

Non-current assets increased due to the investment at Blanket in the Central Shaft and related infrastructure, electrical infrastructure and sustaining investment; investment in the solar project; and the acquisition and investments in exploration and evaluation properties.

Inventories levels at Blanket reduced by $1.3 million and gold work in progress and ore stockpile increased by $1.0 million due to the milling constraints which resulted in a larger stockpile.

Prepayments represent deposits and advance payments for goods and services. Prepayments decreased largely due to the reduction in prepayments in respect of the solar project as it nears completion.

Trade and other receivables are detailed in note 17 to the Interim Financial Statements and include $5.8 million (December 31, 2021: $4.5 million) due from Fidelity in respect of gold deliveries prior to the close of business on June 30, 2022 and $0.9 million (December 31, 2021: $3.2 million) due from the Zimbabwe Government in respect of VAT refunds. The increased receivable due from Fidelity Printers and Refiners (Private) Limited (“Fidelity”), a subsidiary of the Reserve Bank of Zimbabwe (“RBZ”), reflects the higher gold price and a particularly large delivery of gold at the end of the Quarter; the full amount due from Fidelity in respect of gold deliveries was received as it fell due in July 2022.

Trade and other payables include an amount provided for work completed on the solar plant of $2.9 million.

Derivative financial liabilities decreased due to the gold loan that was repaid in full at Quarter end and the significant decrease in the option price of the remaining options, as discussed in section 7 of this MD&A.

The decrease in the cash-settled share-based payments value is due to awards that vested in the first quarter of 2022 and the significant decrease in the share price.

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The distribution of the consolidated cash across the jurisdictions where the Group operates was as follows:

Geographical location of cash ($’000’s)
	Sept 30,	Dec 31,	Mar 31,	Jun 30,
As at	2021	2021	2022	2022
Zimbabwe	2,072	8,092	5,842	8,868
South Africa	1,704	635.00	1,861	878
UK/Jersey	9,234	7,538	6,727	1,116
Total net cash and cash equivalents	13,010	16,265	14,430	10,862

Included in the cash and cash equivalents of $8.9 million that is shown as being held in Zimbabwe is a restricted cash amount of US$2.25 million (denominated in RTGS$) held by Blanket Mine which has been earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on March 25, 2022 in RTGS$ and has a 90-day tenure to settlement. The cash on maturity was transferred on August 5, 2022, denominated in South African rands. On July 7, 2022 $4 million was transferred from Zimbabwe to the UK.

The derivative financial liability relates to options and the cap and collar hedge which were entered into in the previous quarter. The gold loan was repaid during the Quarter. The options and the cap and collar hedge were contracted in February 2022 and March 2022 in the light of the volatility in the gold price following the Russian invasion of Ukraine. Hedging arrangements are discussed further in section 7.

The short-term portion of the cash-settled share-based payment liability is in respect of awards made to certain employees at Caledonia, CMSA and Blanket in terms of the OEICP. The awards can be settled in cash or, subject to conditions, shares at the option of the recipient.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per	Sept 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
share amounts)	2020	2020	2021	2021	2021	2021	2022	2022
Revenues	25,359	28,128	25,720	29,977	33,496	32,136	35,072	36,992
Profit attributable to owners of the Company	4,433	2,973	4,550	2,694	6,939	4,222	5,940	11,378
EPS – basic (cents)	36.6	24	37.3	21.1	56.8	33.3	44.6	87.7
EPS – diluted (cents)	36.5	23.9	37.2	21.1	56.7	33.3	44.6	87.7
Net cash and cash equivalents	21,562	19,092	13,027	16,669	13,010	16,265	14,430	10,862

Fluctuations in profit attributable to owners of the Company on a quarterly basis are due to, inter alia, substantial foreign exchange profits as discussed in the relevant MD&As and financial statements.

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4.	OPERATIONS

4.1	Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022
Fatal	0	0	0	0	0	0	1	0
Lost time injury	1	3	0	1	0	2	0	2
Restricted work activity	5	1	4	0	1	1	0	1
First aid	0	0	0	0	1	0	2	3
Medical aid	5	5	2	5	6	8	6	3
Occupational illness	0	0	0	0	0	0	0	0
Total	11	9	6	6	8	11	9	9
Incidents	21	14	17	9	26	10	9	10
Near misses	7	7	11	3	6	2	4	7
Disability Injury Frequency Rate	0.80	0.55	0.53	0.14	0.12	0.24	0.12	0.36
Total Injury Frequency Rate	1.48	1.23	0.79	0.85	0.98	1.58	1.07	1.08
Man-hours worked (000’s)	1,491	1,460	1,509	1,418	1,629	1,643	1,686	1,672

Blanket’s headcount has increased in the last 12 months and, despite intensive training for new employees, they appear to have lower safety awareness. The Nyanzvi safety training initiative was resumed in the previous quarter as COVID-19 restrictions were relaxed; management believes this will help to increase general safety awareness.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government (excl. royalties)	Total
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,426
Year	2016	12	-	10,637	10,649
Year	2017	5	-	11,988	11,993
Year	2018	4	-	10,140	10,144
Year	2019	47	-	10,357	10,404
Year	2020	1,689	184	12,526	14,399
Year	2021	1,163	948	16,426	18,537
Q1	2022	152	-	4,091	4,244
Q2	2022	94	240	5,014	5,708

Community and social investment expenditure in the Quarter was focussed on the completion of existing projects such as the Phakama Isolation clinic and the renovations at Sabiwa High School.

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Of the $600,000 GCSOT’s dividends declared, $240,000 was paid in the Quarter. This is the first unencumbered dividend paid to GCSOT following the repayment of the final amount due on GCSOT’s advance dividend loan last year. The dividend represents the full entitlement on GCSOT’s 10% shareholding in Blanket.

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 8 quarters, the years 2019, 2020 and 2021 and July 2022 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2019	556,331	3.31	93.4	55,182
Quarter 1	2020	140,922	3.35	93.8	14,233
Quarter 2	2020	143,210	3.13	93.9	13,499
Quarter 3	2020	157,343	3.19	93.9	15,155
Quarter 4	2020	156,487	3.19	93.5	15,012
Year	2020	597,962	3.21	93.8	57,899
Quarter 1	2021	148,513	2.98	93.0	13,197
Quarter 2	2021	165,760	3.34	93.8	16,710
Quarter 3	2021	179,577	3.48	94.2	18,965
Quarter 4	2021	171,778	3.57	94.3	18,604
Year	2021	665,628	3.36	93.9	67,476
Q1	2022	165,976	3.69	94.1	18,515
Q2	2022	179,118	3.71	93.9	20,091
July	2022	59,368	3.65	93.7	6,535

Gold production for the Quarter was 20.2% higher than the comparable quarter due to an 8.1% increase in tonnes milled, a 11.2% increase in the grade and higher recovery. Tonnes milled and grade are discussed in section 4.4 of this MD&A; gold recoveries are discussed in section 4.5 of this MD&A.

An ore stockpile of approximately 12,700 tonnes existed at Quarter end due the rate of mining and hoisting exceeding the milling capacity.

4.4	Underground

Tonnes milled in the Quarter were 8.1% higher than the comparable quarter. The increased production is due to the commissioning of the Central Shaft at the end of March 2021; Central Shaft currently handles most of the development waste, which creates capacity at No. 4 Shaft to hoist ore. The grade in the Quarter was higher than in the comparable quarter due to mine sequencing.

4.5	Metallurgical Plant

Recoveries in the Quarter were 93.9% compared to 93.8% in the comparable quarter. The improved recovery was due to the improved grade.

The metallurgical plant experienced capacity constraints during the Quarter due to the delayed installation of the new ball mill (BM10) because of manufacturing delays arising from COVID-19. BM10 is expected to be commissioned in August and will add an additional 370 tonnes per day to the capacity of the re-grind circuit.

On June 23, 2022, BM7 rod mill suffered a failure of the feed end shield which rendered it in-operable and had an adverse effect on milling capacity in July. A replacement component is being manufactured and BM7 is expected to resume operations in August. Once BM10 has been commissioned and BM7 has been repaired, it is anticipated that the ore stockpile may be reduced as milling rates increase.

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4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[5], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[5], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the LTIP awards less silver by-product revenue; and

iii.	All-in cost per ounce[5], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold (US$/ounce)
	3 months ended June 30		6 months ended June 30
	2021	2022	2021	2022
On-mine cost[5]	715	692	772	695
All-in sustaining cost per ounce excl. [5]	901	925	968	946
All-in cost per ounce[5]	1,333	1,560	1,401	1,578

A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

On-mine costs

On-mine cost comprises labour, electricity, consumables, and other costs such as security and insurance. Production costs are detailed in note 6 to the Interim Financial Statements. On-mine costs include the procurement margin paid to CMSA on the grounds that this cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party but exclude the cost of work in progress.

On-mine cost per ounce for the Quarter was 3.2% lower than the comparable quarter due to the increased production which meant that fixed costs were spread over more production ounces and good control of costs that are subject to management control. On-mine cost was also lower because of the installation of a further autotap changer at the end of 2021 which reduced the frequency of power interruptions resulting from power surges on the incoming grid power and significantly reduced the generator use and hence the diesel expense during the Quarter.

On-mine cost per ounce for the Quarter was within the guidance range of between $669 to $736 per ounce.

All-in sustaining cost

All-in sustaining cost excludes the intercompany procurement margin as this reflects the consolidated cost incurred at the Group level. The all-in sustaining cost per ounce was 3% higher than in the comparable quarter because of the higher administrative costs and higher sustaining capital expenditure. All-in sustaining cost per ounce for the Quarter of $925 per ounce was within the guidance range for the whole of 2022 of between $880 to $970 per ounce.

5 On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to section 10 for a reconciliation of these amounts to IFRS.

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All-in cost

All-in cost includes investment in expansion projects at Blanket which remained at a high level in the Quarter due to the continued investment, as discussed in section 4.7 of this MD&A. All-in cost does not include pre-feasibility investment in exploration and evaluation projects.

4.7	Capital Projects

The main capital development project is the infrastructure relating to the Central Shaft which will allow for three new production levels (26, 30 and 34 levels) below the current operations; a fourth level (38 level) is intended to be added in due course via a decline construction. Central Shaft is currently being used to hoist development waste, men and material – thereby freeing up capacity at No. 4 Shaft to hoist ore. Work in the Quarter at Central Shaft included equipping the [grizzlies] at the ore passes on 26 and 30 levels. Development from Central Shaft has continued northwards and southwards on 30 and 34 levels towards AR South and Eroica. The total development advances achieved in the Quarter was 1,815 meters compared to 1,527 meters in the previous quarter and the budgeted advance of 1,636 meters.

In addition to the Central Shaft, work continued on the following developments:

•	Eroica Decline 3: this decline will continue down to the 30 and 34 levels (990m and 1,110m below collar, respectively) and will connect to the haulages from Central Shaft. Progress in the Quarter has been good, and the decline has advanced to a depth of 855m;

•	Decline 4: this decline has reached 930m where an intermediate haulage has been cut to facilitate early production in 2022. This haulage will cover the high-grade areas of the Blanket No.3 orebody and the Blanket Quartz Reef and will continue south to open the extensive strike of Blanket No.2 orebody. Twin raises have been mined up to 870m and multiple sub-levels are now being mined to expose the orebody where grades are expected to be over 5g/t;

•	Decline 5: the decline branches from Decline 4 at 885m and heads towards the high-grade AR Southeast-west limb. This decline has reached its destination at 930m, and run-of-mine development is now in progress; and

The Caledonia board has approved an approximately $3 million capital programme to address the remaining issues relating to the electricity supply from the grid which includes: installing capacitors to improve the power utilization efficiency; installing further autotap changers to stabilize the power at Central Shaft; and optimizing power use. Power factor correction is further discussed in section 4.9.

4.8	Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket and received a Certificate of Compliance from the Zimbabwe Government which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

Following the appointment of President Mnangagwa in 2017 the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. This transaction was completed on January 20, 2020 following which Caledonia has a 64% shareholding in Blanket and Fremiro held approximately 6.3% of Caledonia’s enlarged issued share capital.

As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans at June 30, 2022 was $15.88 million (December 31, 2021: $16.71). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. The dividends attributable to GCSOT, which holds 10% of Blanket, were withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013.

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The final payment to settle the advance dividend loan to GCSOT was made on September 22, 2021. Dividends to GCSOT after that date are unencumbered.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Interim Financial Statements.

4.9	Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarized as follows:

•	Although there continues to be a shortage of foreign currency in Zimbabwe, Blanket has had satisfactory access to foreign exchange to date.

•	The rate of local currency inflation (known as “ZWL$”, “RTGS Dollars” or “RTGS$”) increased on an annual basis by 61% as at January 2022 and 191% as at June 2022. It is the highest annual inflation reading since April 2021. A high rate of RTGS$ inflation has little effect on Blanket’s operations because Blanket’s employees are paid in US Dollars. A large portion of Blanket’s other inputs are denominated in US Dollars.

•	Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and RTGS$ accounts which can only be used for domestic transactions.

•	On February 20, 2019 the RBZ allowed limited inter-bank trading between currency held in the RTGS$ system and the FCA system. Prior to this, the RBZ had stipulated that a Dollar in the RTGS$ system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter end since the introduction of the interbank rate in February 2019 is set out below.

Interbank Exchange Rates (ZWL$:US$1)
February 20, 2019	2.50
March 31, 2019	3.00
June 30, 2019	6.54
September 30, 2019	15.09
December 31, 2019	16.77
March 31, 2020	25.00
June 30, 2020	57.36
September 30, 2020	81.44
December 31, 2020	81.79
March 31, 2021	84.40
June 30, 2021	85.42
September 30, 2021	87.67
December 31, 2021	108.66
March 31, 2022	142.42
April 27, 2022	159.35
June 30, 2022	370.96
July 19, 2022	403.18

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•	The interbank trading mechanism addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices which had an adverse effect on employee morale. In February 2020, the RBZ announced its intention to further liberalise the interbank market with the objective of increasing liquidity and transparency. However, in response to the COVID-19 pandemic, the Minister of Finance subsequently reversed this policy and re-established a fixed exchange rate of ZWL$25:US$1 with effect from March 26, 2020. On June 23, 2020, the RBZ introduced an “auction system” whereby, on a weekly basis, buyers and sellers of local currency and foreign exchange submit tenders which the RBZ uses to determine a revised interbank rate. RTGS$ denominated goods and services are typically priced using a US Dollar reference point to which the informal exchange rate is applied. The official exchange rate does not reflect the local rate of inflation.

•	Zimbabwean gold producers, including Blanket, are required to sell their gold to Fidelity. Prior to May 26, 2020, 55% of the sale proceeds were received in US Dollars and the balance was received in RTGS$. From May 26, 2020 gold producers received 70% of their sale proceeds in US Dollars and the balance was received in RTGS$. With effect from 7 January 2021, gold producers received 60% of their revenues in US Dollars and the balance in RTGS$.

•	After the reduction in the proportion of revenues received in US Dollars from 70% to 60% with effect from January 7, 2021, Blanket participated in the weekly auction system to access the resultant shortfall in US Dollars. From early June 2021, Blanket and other gold producers were excluded from the weekly auctions on the grounds that they are deemed to be exporters and therefore do not qualify to participate. Blanket subsequently secured allocations of foreign exchange from the RBZ to compensate for its exclusion from the auctions. As at the date of this MD&A, Blanket has not accumulated excess local currency.

•	In June 2021 the RBZ announced that companies whose shares are listed on the Victoria Falls Stock Exchange (“VFEX”) will receive 100% of the revenue arising from incremental production in US Dollars. Blanket subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). In addition, the payment of the increased US Dollar proceeds for incremental production was backdated to July 1, 2021. As Blanket intends to increase its production from approximately 58,000 ounces of gold in 2020 to 80,000 ounces of gold from 2022 onwards, a listing on the VFEX should mean that Blanket will receive approximately 71.5% of its total revenues in US Dollars and the balance in local currency. Accordingly in December 2021 Caledonia obtained a secondary listing on the VFEX. Blanket has received all amounts due in terms of the policy.

•	In addition to the higher proportion of revenues payable in US Dollars (as outlined above), gold producers are also theoretically allowed to directly export incremental production. However, the practical modalities to achieve this have not yet been clarified; management continues to engage with relevant parties to obtain the necessary clarifications.

•	Throughout these developments and to the date of issue of the Interim Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

•	Blanket sells its gold production to Fidelity, which refines and on-sells the gold into the international market. During the first quarter of 2021, responsibility for making payments for gold deliveries from Blanket moved from the RBZ to its gold refining subsidiary Fidelity. This move simplified and improved the mechanism for making payments for gold and the new system is operating well.

Electricity supply

The poor quality of electricity supply from the Zimbabwe Electricity Supply Authority (“ZESA”) is the most significant production difficulty at Blanket. Blanket experiences interruptions to its power supply from the grid and the supply from the grid is also subject to frequent surges and dips in voltage which, if not controlled, cause severe damage to Blanket’s electrical equipment. To address this matter, in 2019 and early 2020 Blanket increased its diesel generating capacity to 18MW of installed capacity which was sufficient to maintain all operations and capital projects but only on a stand-by basis. Blanket also installed a 10MVA auto tap transformer to protect some of its equipment from voltage fluctuations on the incoming grid supply. A second 10MVA auto tap transformer was installed in December 2021 at a cost of approximately $0.5 million to protect equipment at No.4 Shaft and the main metallurgical plant. Following the installation of this transformer, Blanket has used less diesel in the production of gold – consumption in the Quarter was 115,427 litres compared to 733,188 litres in the comparable quarter.

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Caledonia’s board has approved a project to construct a 12 MWac solar plant which should provide approximately 27% of Blanket’s average daily electricity demand at a cost of approximately $14 million (including construction costs and other project planning, structuring, funding and administration costs). Caledonia is considering increasing the scale of the solar plant to further reduce Blanket’s reliance on the grid and diesel generators. This is discussed further in section 4.13.

The continued deterioration in the ZESA supply means that the power factor regularly falls to 60%, which means that Blanket is effectively paying for 100% of the power but receives only 60%.

In light of the continued deterioration in the grid supply and Blanket’s anticipated increased requirement for power at higher production levels, Caledonia’s board has approved a further $2.8 million capital programme which includes installing further autotap changers to stabilize the power at Central Shaft; and optimizing power use. This investment programme is in addition to the approved capital investment of approximately $3.2 million which was included in the 2022 capital budget.

Water supply

Blanket uses water in the metallurgical process. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The 2021/2022 rainy season has been adequate, and management believes water supply is satisfactory.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects Blanket and Caledonia are as follows:

•	A royalty is levied on gold revenues at a rate of 5% if the gold price is above $1,200 per ounce; a royalty rate at 3% applies if the gold price is below $1,200. With effect from January 1, 2020, the royalty is allowable as a deductible expense for the calculation of income tax.

•	With effect from February 4, 2022 the 5% royalty was payable 60% in US Dollars and 40% in RTGS$.

•	Income tax is levied at 24.72% (2021: 24.72%) on taxable income as adjusted for tax deductions. The main adjustments to taxable income for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. 100% of all capital expenditure incurred in the year of assessment is allowed as a deductible expense. As noted above, the royalty is deductible for income tax purposes with effect from January 1, 2020. The calculation of taxable income is performed using financial records prepared in RTGS$, which has significantly reduced the deferred tax liability. Large devaluations in the RTGS$ to the USD would reduce the deferred tax liability.

•	Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

4.10	Opportunities and Outlook

Central Shaft Project to Increase Production and Extend Mine Life

As discussed in section 4.7, following the commissioning of the Central Shaft, production is expected to increase to the targeted rate of approximately 80,000 ounces per annum from 2022 onwards. The Central Shaft will also create the operational flexibility to establish drilling platforms and resume deep-level exploration drilling.

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Bilboes Gold

On July 21, 2022 Caledonia announced that it signed an agreement to purchase Bilboes Gold, the parent company of Bilboes Holdings. The total consideration will be settled in 5,123,044 of Caledonia shares representing approximately 28.5% of Caledonia's fully diluted equity, and a 1% NSR on the Project's revenues. Completion of the transaction is subject to several conditions, including:

•	that Bilboes Holdings receives confirmation from the Zimbabwe authorities that it will, for the life of the mine, be able to export gold directly and to retain 100% of the sale proceeds in US Dollars with no requirement to convert US Dollar gold revenues into domestic currency; and

•	an arrangement with or confirmation from the Zimbabwe authorities and/or an independent power producer regarding the future availability of a sufficiently reliable and affordable electricity supply to the Project.

Bilboes is a large, high grade gold deposit located approximately 75 km north of Bulawayo, Zimbabwe. Historically, it has been subject to a limited amount of open pit mining.

The Project has NI43-101 compliant proven and probable mineral reserves of 1.96 million ounces of gold at a grade of 2.29 g/t and measured and indicated mineral resources of 2.56 million ounces of gold at a grade of 2.26 g/t and inferred mineral resources of 577,000 ounces of gold at a grade of 1.89 g/t.  The Project has produced approximately 288,000 ounces of gold since 1989.

A feasibility study prepared by the vendors indicates the potential for an open-pit gold mine producing an average of 168,000 ounces per year over a 10-year life of mine.

After completion of the transaction, Caledonia will conduct its own feasibility study to identify the most judicious way to commercialise the Project to optimize shareholder returns.   One approach that will be considered is a phased development which would minimise the initial capital investment and reduce the need for third party funding.

Caledonia has entered into a tribute arrangement with Bilboes Holdings so that oxide operations can be re-started with the expectation that Bilboes Holdings will return to profitable operations within 6 months. This also has the benefit of an element of pre-stripping for the main development of the Project. The tribute agreement will fall away on completion of the transaction, but the oxides project will continue. Capital and operational start-up costs of $3.8 million is required for the oxides project to start generating revenue.

Production Guidance

Production guidance for 2022 is between 73,000 and 80,000 ounces. The critical factors that influence whether Blanket can achieve this target include:

•	Blanket’s ability to maintain an adequate supply of consumables and equipment if there is any resurgence in the COVID-19 pandemic and/or disruption to the supply chain arising from unrest in South Africa;

•	Blanket continuing to receive payment in full and on-time for all gold sales;

•	Blanket and Caledonia continuing to be able to make local and international payments in the normal course of business; and

•	Blanket’s ability to manage the erratic supply of electricity from ZESA.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

The production guidance above excludes any production arising under the tribute agreement in respect of the oxides project at Bilboes as described in section 4.10.

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Cost Guidance

On-mine cost per ounce guidance for 2022 is in the range of $669 to $736 per ounce; guidance for AISC is $880 to $970 per ounce. This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Capital Expenditure

Capital expenditure at Blanket in 2022 is budgeted to be higher than the guidance of $15.2 million which was provided in the technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR (www.sedar.com) on May 26, 2021 and which has an effective date of January 1, 2020. Blanket capital investment for 2022 is now expected to be approximately $30.5 million, the increase being due to the following factors:

•	A cost overrun of approximately $0.8 million on the Central Shaft development that was envisaged in the initial project plan, this overrun being due mainly to the higher than anticipated running cost of the trackless equipment that is used in capital development on 30 and 34 levels;

•	Additional development as a result of delays in the Central Shaft (as discussed in section 4.7) at a cost of approximately $3.4 million;

•	Additional capital costs resulting from the poor quality of Blanket’s electricity supply from ZESA of approximately $2.8 million (as discussed in section 4.9). This excludes any further investment to increase the scale of the solar plant which is currently being constructed at Blanket;

•	Investment of approximately $2.6 million to upgrade the workers’ village to accommodate the larger than anticipated workforce and upgrade the water and sewerage system;

•	Investment of approximately $2.4 million to increase the capacity of the metallurgical plant so that it can handle the increased tonnes required to sustain a production level of 80,000 ounces per annum in the context of the expected reduction in the future head grade as discussed in section 4.4;

•	Investment of $1 million for additional compressors;

•	Further investment of $1.3 million to replace two generators that failed in late 2021; and

•	investment of $1.5 million for the design and construction for the first phase of a new tailings storage facility.

The cash effect on Caledonia of the increased capital expenditure in 2022 at Blanket and the Bilboes oxides project will be mitigated somewhat by income tax relief at 24.72% because the capital expenditure is allowed as a deductible expense. The investments to address the deteriorating electricity are expected to result in operating costs being reduced by approximately $9 million per annum.

Strategy

Caledonia’s immediate strategic focus following the commissioning of the Central Shaft at Blanket is to:

•	increase production to the target rate of 80,000 ounces of gold per annum from 2022;

•	re-commence deep level drilling at Blanket with the objective of upgrading inferred mineral resources, thereby extending the life of mine;

•	commence exploration at Blanket above 750 meters; and

•	commence exploration within the Blanket lease area that are outside the current mine footprint.

When the conditions precedent to acquire Bilboes Gold are satisfied, Caledonia will commence with its own feasibility study to identify the most judicious manner to commercialise the Project having regard to the availability of funding on acceptable terms. Before completion of the transaction, Caledonia intends to commence work on the oxide project at Bilboes in terms of the tribute arrangement as soon as the tribute has been registered with the Mining Affairs Board.

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Caledonia will continue geological evaluations at the Maligreen claims area with the objective of increasing the confidence level of the existing estimated mineral resource base as discussed in section 5 of this MD&A.

Caledonia will a evaluate further investment opportunities in Zimbabwe and elsewhere having regard to its funding and management capacity.

4.11	COVID-19

Blanket employs over 1,900 employees the vast majority of whom live with their dependents on the mine village. One case of COVID-19 was recorded at Blanket during 2020; 232 cases of COVID-19 were detected in 2021 of which there were, regrettably, two deaths - of an employee and a dependent. Further cases have been detected at the Company’s offices in Harare, Johannesburg and St Helier. Blanket procured sufficient doses of an approved vaccine for all adult employees and their spouses; as at June 30, 2022, 2,066 of Blanket’s employees and 620 of the Blanket employee dependents living on the Blanket site have been vaccinated on site.

COVID-19 had no significant effect on production, costs or capital projects in the Quarter.

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4.12	Solar project

As noted in section 4.9, Blanket suffers from unstable grid power and load shedding which results in frequent and prolonged power outages. In late 2019 Caledonia initiated a tender process to identify parties to make proposals for a solar project to reduce Blanket’s reliance on grid power. After careful consideration, Caledonia’s board approved the construction of a 12MWac solar plant at a revised construction cost of approximately $14 million. The plant is expected to provide all of Blanket’s minimum electricity demand during daylight hours; Blanket will continue to rely on the grid and generators to provide additional power during daylight hours and at night. It is estimated that the solar plant will provide approximately 27% of Blanket’s total daily electricity requirement.

In 2020, the Company raised $13 million (before commission and expenses) to fund the project through the sale of 597,963 shares at an average price of $21.74 per share.

The plant was mechanically complete at quarter end and now enters its hot commissioning and performance testing phase. The following components of the project remain outstanding:

▪	The EPC contractor, must undertake delivery station and interconnection equipment witness testing with Zimbabwe Electricity Transmission & Distribution Company (“ZETDC”) as a requirement for grid connection to the utility;
▪	The EPC contractor must complete hot commissioning of the solar plant, energy management system integration with Blanket Mine and commence performance testing to achieve plant take over; and.
▪	Conclusion of the ZETDC banking agreement.

The Company is in talks with the ZETDC to coordinate the commissioning and connection of the plant to the 33 KV grid. Obtaining the protocols, agreements and permissions from the ZETDC have delayed the commissioning along with delays experienced from the EPC contractor in completing the project. It is expected that the plant will be commissioned during Quarter 3. Further delays from ZETDC or the EPC contractor may cause delays to the commissioning date. The Company has contractual protections against losses arising from delays to the project.

The Company has commenced the evaluation of a further phase for the solar project to provide Blanket’s peak demand during daylight hours. This will require an agreement between the Company and the Zimbabwe authorities regarding the treatment of power that will be generated by a second phase that is surplus to Blanket’s requirements and/or the installation of storage capacity.

5.	EXPLORATION

Caledonia’s exploration activities are focussed on Blanket and Maligreen.

Blanket

There was no deep exploration drilling at Blanket in the Quarter. Deep level exploration drilling will re-commence after the related development, in the Central Shaft area, has been completed to provide access to new drilling positions. Exploration at Blanket’s portfolio of satellite properties was suspended in 2016 so that resources could be re-deployed at Blanket. Since then, the Company has evaluated other investment opportunities in Zimbabwe and has concluded that the satellite properties other than GG are unattractive due to their relatively small size, low grade, limited exploration potential, operating complexity and metallurgical incompatibility with the existing Blanket plant. Accordingly, in 2021, Blanket completed the sale of Mascot, Eagle Vulture and Penzance properties for a cash consideration of $500,000. The GG satellite property remains on care and maintenance.

Maligreen

In 2021 Caledonia purchased the mining claims over an area known as Maligreen ("Maligreen"), situated in the Zimbabwe Midlands, for a cash consideration of US$4 million.

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years.

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As at August 31, 2021 the property is estimated to contain a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold[6] in 15.6 million tonnes at a grade of 1.88g/t. Of the inferred mineral resource 76% (approximately 712,000 ounces) is shallower than 220m indicating the potential for an open pit mining operation. The inferred mineral resource has been estimated using a cut-off grade of 0.4g/t for a potential open pit and 1.5g/t for a potential underground mine (further information on the assumptions used is set out in the news release dated September 23, 2021 and in the technical report mentioned in the footnote below).  Initial assessments of the inferred mineral resource indicate a favourable grade tonnage curve; by applying a higher cut-off grade of 1.0g/t, the total estimated inferred mineral resource reduces by 12% to approximately 827,000 ounces at a grade of 2.79g/t, a 48% higher grade. These favourable grade tonnage dynamics offer a high level of flexibility in the evaluation of a future mining operation.

The total area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed. Caledonia expects to drill an initial 4,800 meters at an estimated cost of US$1.6 million over a period of 18 to 24 months to improve its understanding of the existing resource and assess the potential for a mining operation. Further exploration opportunities exist within the claims area and a subsequent exploration programme is under consideration to explore for continuations of the existing inferred mineral resource at depth to the north-west and the strike extension in the northern part of the property.

Activities in the Quarter have focussed on re-evaluating data from previous exploration with the objective of upgrading the confidence level of the resource in the third quarter of 2022. Thereafter, it is expected that on-the-ground exploration activities will commence.

6.	INVESTING

An analysis of investment in the Quarter, the preceding quarter and the years 2021, 2020 and 2019 is set out below.

	2019	2020	2021	2022	2022
($’000’s)	Year	Year	Year	Q1	Q2
Total Investment – Property, plant and equipment	20,423	24,778	31,269	12,365	13,258
Blanket	20,128	24,315	29,323	6,601	6,335
Solar	-	372	1,581	5,744	6,706
Other	295	91	365	20	217

Total investment – Exploration and evaluation assets	172	3,058	1,582	224	412
Connemara North	-	300	163	4	-
Glen Hume	-	2,661	1,176	-	-
Maligreen	-	-	-	184	364
Other Satellite properties	172	97	243	36	48

Investment in property, plant and equipment at Blanket is discussed in section 4.7 of this MD&A; investment in solar is as discussed in section 4.12; investment in exploration and evaluation assets is as set out in section 5. All further investment is expected to be funded by internal cash flows and cash resources.

6 Refer to technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe dated November 5, 2021 prepared by Minxcon (Pty) Ltd and filed on SEDAR (www.sedar.com).

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7.	FINANCING

Caledonia financed all its operations using funds on hand and funds generated by its operations, and Blanket’s overdraft facilities which were as set out below at June 30, 2022.

Overdraft facilities
Lender	Date drawn	Principal value	Balance drawn at June 30, 2022	Repayment terms	Security
Stanbic Bank Zimbabwe Limited	Sep-21	RTGS$300 million	Nil	On demand	Unsecured
Stanbic Bank Zimbabwe Limited	Dec-21	US$2 million	Nil	On demand	Unsecured
CABS Bank of Zimbabwe	Apr-22	US$2 million	Nil	On demand	Unsecured

On February 17, 2022 the Group entered into a zero cost contract to hedge 20,000 ounces of gold over a period of 5 months from March to July 2022. The hedging contract has a cap of $1,940 and a collar of $1,825, over 4,000 ounces of gold per month expiring at the end of each month over the 5-month period. After the end of the Quarter, this hedging arrangement paid $416,000 due to the prevailing gold price that fell below the collar strike price.

On March 9, 2022 in response to a very volatile gold price, the Company purchased a matching quantity of call options at a strike price above the cap at a total cost of $796,000 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price. Refer to note 11 of the Interim Financial Statements for more detail on the hedging agreements.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources at June 30, 2022 and at the end of each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources
($’000’s)
As at	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	June 30 2022
	2021	2021	2021	2021	2022	2022
Term facility	286	178	70	-	-	-
Gold ETF	1,045	-	-	-	-	-
Gold loan	-	-	-	2,866	3,322	-
Cash and cash equivalents in the statement of cashflows	13,027	16,669	13,010	17,152	14,430	10,862
Working capital	33,179	34,804	35,729	35,360	31,530	25,695

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods as detailed in section 7. The gold loan is held by Caledonia on the terms detailed in section 7. The Company’s liquid assets as at June 30, 2022 plus anticipated cashflows exceed its planned and foreseeable commitments as set out in section 9.

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9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $15.9 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Interim Financial Statements). The Company had the following contractual obligations at June 30, 2022:

Payments due by Period
($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	12,761	-	-	-	12,761
Provisions	-	359	65	2,045	3,059
Capital expenditure commitments	5,936	-	-	-	5,936
Derivative financial liabilities	122	-	-	-	122
Lease liabilities	256	127	-	-	383
Cash-settled share-based payments	813	676	-	-	1,489

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold on to Blanket.

Caledonia intends to invest in the following property plant and equipment, exploration and evaluation asset and Bilboes tribute costs during 2022.

($’000’s)	Additions H1 2022	Forecast additions H2 2022	Total
Blanket	13,173	17,371	30,544
Bilboes oxide project*	-	8,700	8,700
Solar	12,183	557	12,740
Maligreen and Connemara North**	636	1,364	2,000
	25,992	27,435	53,984

* Caledonia intends to incur capital expenditure, operational expenditure, and other start up costs of approximately $8.7 million in 2022 in respect of the oxide project at Bilboes in terms of the tribute arrangement.

** Investment in Connemara North discontinued and impaired detailed in note 13 of the Interim Financial Statements.

Other than the proposed investment in the solar project and at the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the final development relating to the Central Shaft which is discussed in section 4.7 of this MD&A.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities and, in respect of the solar project and the exploration properties, from Caledonia’s cash resources

The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of June 30, 2022, Caledonia had potential liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $3.1 million (December 30, 2021: $3.3 million).

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10.	NON-IFRS MEASURES

Throughout this document, we provide measures prepared in accordance with IFRS in addition to some non-IFRS performance measures. As there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We define below the non-IFRS measures used in this document and reconcile such non-IFRS measures to the IFRS measures we report.

10.1	Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles non-IFRS cost measures to the production costs shown in the financial statements prepared under IFRS.

Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)
	3 months ended June 30		6 months ended June 30
	2021	2022	2021	2022
Production cost (IFRS)	12,362	14,502	25,219	28,861
COVID-19 expenses included in operating cost	(74)	(164)	(152)	(164)
Cash-settled share-based expense	(43)	89	(253)	(424)
Less exploration and site restoration costs	(157)	(259)	(339)	(490)
Other cost	(142)	(267)	(177)	(642)
On-mine production cost*	11,946	13,901	24,298	27,141
Gold sales (oz)	16,710	20,091	31,491	39,048
On-mine cost per ounce ($/oz)	715	692	772	695

Royalty	1,503	1,854	2,792	3,612
Exploration, remediation and permitting cost	103	62	194	112
Sustaining capital expenditure	244	436	479	896
Administrative expenses	1,745	2,909	3,355	5,280
Silver by-product credit	(31)	(31)	(57)	(62)
Cash-settled share-based payment expense included in production cost	43	(89)	253	424
Cash-settled share-based payment expense	31	(57)	183	310
Equity-settled share-based payment expense	-	-	-	82
Procurement margin included in on-mine cost*	(527)	(392)	(1,011)	(850)
All-in sustaining cost	15,057	18,593	30,486	36,945
Gold sales (oz)	16,710	20,091	31,491	39,048
AISC per ounce ($/oz)	901	925	968	946

COVID-19 donations	-	-	74	-
COVID-19 labour and consumable expenses	74	164	152	164
Permitting and exploration expenses	14	23	55	41
Non-sustaining capital expenditure	7,135	12,557	13,342	24,462
Total all-in cost	22,281	31,334	44,109	61,609
Gold sales (oz)	16,710	20,091	31,491	39,048
All-in cost per ounce ($/oz)	1,333	1,560	1,401	1,578

* The on-mine cost reflects the cost incurred on-mine to produce gold. The procurement margin on consumable sales between CMSA and Blanket is not deducted from on-mine cost as the cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party. The procurement margin on these sales is deducted from all-in sustaining costs and all-in costs as these numbers represent the consolidated costs at a group level excluding intercompany profit margins.

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10.2	Average realised gold price per ounce

The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce
($’000’s unless otherwise indicated)
	3 months ended June 30		6 months ended June 30
	2021	2022	2021	2022
Revenue (IFRS)	29,977	36,992	55,697	72,064
Revenues from sales of silver	(31)	(31)	(57)	(62)
Revenues from sales of gold	29,946	36,961	55,640	72,002
Gold ounces sold (oz)	16,710	20,091	31,491	39,048
Average realised gold price per ounce (US$/oz)	1,792	1,840	1,767	1,844

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10.3	Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s unless otherwise indicated)
	3 months ended June 30		6 months ended June 30
	2021	2022	2021	2022
Profit for the period (IFRS)	3,807	13,381	9,230	20,998
Non-controlling interest share of profit for the period	(1,113)	(2,003)	(1,986)	(3,680)
Profit attributable to owners of the Company	2,694	11,378	7,244	17,318
Blanket Mine Employee Trust adjustment	(166)	(185)	(200)	(440)
Earnings (IFRS)	2,528	11,193	7,044	16,878
Weighted average shares in issue (thousands)	12,119	12,757	12,119	12,757
IFRS EPS (cents)	20.9	87.7	58.1	132.3

Add back/(deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	468	3,664	461	4,703
- less tax	(116)	(905)	(122)	(1,161)
- less non-controlling interest	(46)	(363)	(45)	(466)
Unrealised net foreign exchange losses/(gains)	(124)	(7,836)	(390)	(9,784)
- less tax	90	1,754	126	2,387
- less non-controlling interest	25	750	44	980
Adjusted IFRS profit excl. foreign exchange	2,825	8,257	7,128	13,537
Weighted average shares in issue (thousands)	12,119	12,757	12,119	12,757
Adjusted IFRS EPS excl. foreign exchange (cents)	23.3	64.7	58.8	106.1

Add back/(deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	166	185	200	440
Impairment of property, plant and equipment	157	13	106	13
Impairment of E&E assets	3,510	-	3,510	-
Deferred tax	1,075	(1,354)	3,134	(543)
Non-controlling interest portion deferred tax and impairment	(134)	115	(342)	9
Hedge loss	(7)	-	107	-
Fair value losses on derivative financial instruments	0	(41)	0	1,697
Adjusted profit	7,592	7,175	13,843	15,153
Weighted average shares in issue (thousands)	12,119	12,757	12,119	12,757
Adjusted EPS (cents)	62.6	56.2	114.2	118.8

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11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING ESTIMATES

Caledonia's accounting policies are set out in the Interim Financial Statements which have been publicly filed on SEDAR. In preparing the Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Interim Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Interim Financial Statements is included in the following notes:

i)                 Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Unaudited Condensed Consolidated Interim Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of National Indigenisation and Economic Empowerment Fund (“NIEEF”); and

(b)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket at 13.2% of its net assets.

•	The remaining 80% of the shareholding of NIEEF is recognised as a non-controlling interest to the extent that its attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At June 30, 2022 the attributable net asset value did not exceed the balance on the loan account and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust, which owns BETS, and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii)                Site restoration provisions

The site restoration provision has been calculated for Blanket based on an independent analysis of the rehabilitation costs performed in 2021. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take account of any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

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iii)              Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)                Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

v)                 Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 9 to the Interim Financial Statements.

vi)                Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)              Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

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viii)             Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person principally in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected;

•	continuity of mineralisation between drill-hole intersections within recognised reefs; and
•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources principally in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;
•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
•	cut-off grade;
dimensions and extent, determined both from drilling and mine development, of ore bodies; and
•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;

•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. On February 17, 2022 the Company entered into a cap and collar hedging arrangement for 20,000 ounces of gold over a period of 5 months from March to July 2022. The hedging contract has a cap of $1,940 and a collar of $1,825, meaning that, for the 4,000 ounces of gold per month for the period, Caledonia will receive an effective gold price per ounce of not less than $1,825 or greater than $1,940 and will receive an effective spot gold price between these two levels. In July 2022, the cap and collar hedge gave rise to a receipt of approximately $420,000 because the prevailing gold price fell below the collar. On March 9, 2022 in response to a very volatile gold price, the Company purchased a matching quantity of call options at a strike price above the cap in order to limit margin exposure and reinstate gold price upside above the strike price. Refer to note 11 of the Interim Financial Statements for more detail on the hedging agreements. The hedging arrangements described above expired at the end of July and the Company currently has no arrangements to mitigate adverse fluctuations in the price of gold.

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ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled in July 2022 as it fell due.

Included in cash and cash equivalents is a restricted cash amount of $2.25 million (denominated in RTGS$) held by Blanket. The amount represents cash earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on March 25, 2022 and has a 90-day tenure to settlement. Settlement occurred on August 5, 2022 and the cash was transferred to CMSA’s bank account, denominated in South African Rand.

iii)	Impairment losses

None of the trade and other receivables is past due at the period-end date other than a portion of the RTGS$ component of the VAT receivable. Management continues its efforts to recover the RTGS$ component of the VAT receivable either by cash payment and/or offset against other tax amounts payable by Blanket.

iv)	Liquidity risk

All trade payables and the bank overdraft have maturity dates that are expected to mature in under 6 months. The term loans are repayable as set out in section 7.

v)	Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Interim Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

As discussed in section 4.9 of this MD&A, the RTGS$ is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in RTGS$ being subject to further fluctuations in the exchange rate between RTGS$ and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

vi)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

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14.	DIVIDEND POLICY

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 United States cents which has been paid at the end of July, October, January and April thereafter. The dividend of 6.875 US cents per share effectively maintained the dividend at the previous level of 1.375 United States cents per share, after adjusting for the effect of the consolidation.

On January 3, 2020, the Company announced a 9.1% increase in the quarterly dividend from 6.875 cents to 7.5 cents per share.

On April 1, 2020, the Company announced the deferral of the quarterly dividend that would ordinarily have been declared and paid in April 2020 due to the uncertainty surrounding the COVID-19 pandemic. On April 29, 2020, the Company announced this dividend would be paid at the end of May 2020 at a rate of 7.5 cents per share.

On June 29, 2020, the Company announced a 13% increase in the quarterly dividend from 7.5 cents to 8.5 cents per share.

On October 1, 2020, the Company announced an 18% increase in the quarterly dividend from 8.5 cents to 10 cents per share.

On January 4, 2021, the Company announced a 10% increase in the quarterly dividend from 10 cents to 11 cents per share.

On April 6, 2021 the Company announced a 9% increase in the quarterly dividend from 11 cents to 12 cents per share.

On July 6, 2021 the company announced an 8% increase in the quarterly dividend from 12 cents to 13 cents per share.

On October 4, 2021 the company announced an 8% increase in the quarterly dividend from 13 cents to 14 cents per share. This seventh increase represents a cumulative 104% increase in the quarterly dividend since October 2019.

On January 4, 2022, the Company announced a dividend of 14 cents per share payable on January 28, 2022.

On April 4, 2022 the Company announced a dividend of 14 cents per share payable on April 29, 2022.

On July 5, 2022 the Company announced a dividend of 14 cents per share payable on July 29, 2022.

The board will consider the continuation of the dividend and any future increases in the dividend as appropriate in line with other investment opportunities and its prudent approach to risk management including Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

15.	MANAGEMENT AND BOARD

On May 5, 2022 Mr Gordon Wylie was appointed to the board as a non-executive director. Mr Wylie holds a bachelor’s degree with Honours in Geology from the University of Glasgow, a Management Diploma from UNISA South Africa and a Postgraduate Diploma in Mining Engineering and Mineral Economics from Wits University, South Africa. He has over 46 years’ experience in the mining industry in both mining and exploration geology. Between 1997 and 2005, Mr Wylie was part of AngloGold Ashanti Limited’s senior management team where he was responsible for the Company’s global exploration programs, mining geology and associated technical services, covering around 40 countries and 5 continents. Since leaving AngloGold Ashanti, Gordon has accumulated 16 years’ board experience as a non- executive director, of which 12 were as Chairman at Lydian International Limited. He is currently a non-executive director of Chaarat Gold Holdings Limited, which is listed on AIM.

On 1 July, 2022, Mr Steve Curtis stepped down as Chief Executive Officer; he remains on the board as a non-executive director and is retained as a consultant to the Group until December 2023.

On July 1, 2022, Mr Mark Learmonth, previous Chief Financial Officer, was appointed as Chief Executive Officer.

On July 1, 2022, Mr Chester Goodburn, previous Group Financial Manager, was appointed as Chief Financial Officer.

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16.	SECURITIES OUTSTANDING

At August 11, 2022, being the last day practicable prior to the publication of this MD&A, Caledonia had 12,833,126 common shares issued and outstanding options to purchase common shares (“Options”) as follows:

Number of Options	Exercise Price	Expiry Date
	Canadian $
10,000	9.3	25-Aug-24

The Plan allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time.

Awards under the Plan made to executives and certain other senior members of management on January 24, 2022, consisting of a target of 130,380 PUs, are only to be settled in shares. The PUs that vest will be subject to a performance multiplier and a maximum amount of 150% of target PUs could vest. Accordingly, providing for such a maximum amount, Caledonia could grant Options on a further 1,077,742 shares at the date of this MD&A on the assumption that all other outstanding LTIPs are settled in cash at the request of the LTIP holders.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	COVID-19 pandemic: The COVID-19 pandemic had no discernable effect on the Company or its operations during the period under review. The COVID-19 pandemic, and measures that may be taken by governments and other parties to counter the spread of the virus may, inter alia, have the following effects on the Company: its workforce may fall ill which could affect operations; restrictions on transport and travel may impede the Company’s ability to procure consumables, equipment and services which may affect operations and progress on capital projects; the banking system may not operate effectively which may impede the Company’s ability to effect domestic and international payments; it may be difficult to secure a route to market for the gold ore produced by Blanket; the supply of capital equipment may be affected by production delays at the manufacturers. In response to these risks, management has introduced measures to safeguard its employees from the virus; engaged closely with its customer, Fidelity, regarding access to refiners and the eventual route to market for Blanket’s production; and management regularly reviews its financial status and projections. However, it must be recognised that the duration and effects of the COVID-19 pandemic are uncertain and therefore not capable of accurate forecasting.

•	Liquidity risk: The Company aims to generate capital to be able to continue to invest in properties and projects without raising further third-party financing. Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all its anticipated investment needs. The primary reason for the secondary listing on the VFEX was to obtain a greater proportion of Blanket’s revenues in US Dollars, as discussed in section 4.9.

•	Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. At prevailing gold prices and the current rate of production the Company has access to sufficient foreign currency to continue normal mining operations and to fully implement the investment plan as scheduled. The Company has established mechanisms to increase the proportion of its revenues it can access in US Dollars. No assurance can be given that sufficient foreign currency will continue to be available.

•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

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•	Development risk: The Company is engaged in the implementation of the Central Shaft project as set out in section 4.7 of this MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral rights: The Company’s existing mining lease, claims, licences and permits are in good standing. The Company must pay fees etc. to maintain its lease, claims and licences. The Company may not make payments by the required date or meet development and production schedules that are required to protect its lease, claims and licences.

•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. The Company had a hedging arrangement in place for a portion of production for the period from March to July 2022. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: In previous years there were incidences of illegal mining activities on properties controlled by Blanket which resulted in increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases. Those properties most at risk from such activity have been sold.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has resulted in frequent interruptions to the power supply at Blanket. Blanket has addressed the issue of interrupted power supply by installing stand-by generators. Production at Blanket has also been adversely affected by the instability of the incoming electricity supply. The Company has installed a further auto-tap changer to increase the protection against power surges and it has further increased its diesel generating capacity. The Company is installing a solar plant which will provide some of Blanket’s power requirements.

•	Water supply: Blanket uses water in the metallurgical process, most of which is obtained from a nearby dam. Blanket is situated in a semi-arid area and rainfall typically occurs only in the period November to February. The most recent rainy season has been better than average, and management believes there is enough water in the Blanket dam to maintain normal operations until the next rainy season.

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at Blanket is depleted. The Caledonia and Blanket management teams have been augmented so that, if required, it could provide appropriate support to Blanket if this is required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency at a realistic exchange rate to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Zimbabwe Government is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.

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•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is owned by the RBZ. In 2021, the Ministry of Finance announced a modification to the regulations that theoretically allows gold producers who are listed on the VFEX to export their incremental gold production. However, the mechanisms whereby this revised policy may be effected have not yet been clarified. The responsibility for making payments to gold producers was transferred from the RBZ to Fidelity in early 2020 following which Blanket has received payments more promptly.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of June 30, 2022. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, at June 30, 2022, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR at June 30, 2022. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that at June 30, 2022, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20.	QUALIFIED PERSON

Mr. Dana Roets (B Eng (Min), MBA, Pr. Eng, FSAIMM, AMMSA) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Roets is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Roets has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

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